ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: January 3, 2008



5 Year Inflation-Linked Notes due January 29, 2013

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA)[†]
Offering	:	5 Year Inflation-Linked Notes ("**notes**")
Denominations	:	$1,000 per note (minimum investment $1,000)
Coupon	:	Year 1: 1-Month USD LIBOR + 1.00% Years 2 – 5: Inflation-Linked Interest Rate x Multiplier Subject to a minimum coupon of 0.00% Monthly, 30/360, unadjusted
Multiplier	:	A number between 1.15 and 1.35 to be set on Trade Date

Inflation-Linked Interest Rate : The Inflation-Linked Interest Rate is the year-over-year change of the CPI calculated as follows:

$$\frac{CPI_{-3} - CPI_{-15}}{CPI_{-15}}$$

where,
for any Interest Period, CPI_{-3} is the CPI level for the third calendar month prior to the Interest Payment Date for such Interest Period; and CPI_{-15} is the CPI level for the fifteenth calendar month prior to the Interest Payment Date for such Interest Period.

The above formula represents the year-over-year percentage change in CPI with a three month lag which accommodates the publishing cycle of the Bureau of Labor Statistics of the U.S. Department of Labor ("**BLS**"). For example, for the Interest Period from and including January 29, 2009 to but excluding February 28, 2009, CPI_{-3} will be the CPI for November 2008 and CPI_{-15} will be the CPI for November 2007. The CPI for November 2008 will be published by BLS and reported on Bloomberg CPURNSA <INDEX> in December 2008 and the CPI for November 2007 was published and reported in December 2007.

Consumer Price Index : The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA <INDEX> or any successor source.

[†] A credit rating is not a recommendation to buy, sell or hold the notes, and may be subject to revision at any time by the assigning rating agency.



1-Month USD LIBOR	:	The USD LIBOR rate that appears on Reuters Page "LIBOR01" at 11:00 am London time on the day that is two business days prior to the start of each Interest Period. If such rate does not appear on the above pages, the rate shall be as determined by the calculation agent in accordance with the ISDA Definitions.
Interest Payment Dates	:	The notes will bear interest payable monthly in arrears on the 29th day of each calendar month, with the exception of February, in which case payment will be on the 28th day (each, an "**Interest Payment Date**"), commencing on February 28, 2008, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Redemption Amount at Maturity	:	The noteholder will receive par at maturity for each note.
Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com.
Business Days	:	London and New York (following business day convention)
Form of note	:	Global, Book-Entry. The notes will be represented by a single registered global note deposited with The Depository Trust Company.
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Issuer will not pay the agents a commission in connection with the sale of the notes.
Referral Fees	:	The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount.
Custodial Fees	:	The agents may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount.
Calculation Agent	:	Deutsche Bank AG, London Branch
Security Codes	:	CUSIP: 2515A0 MH 3 ISIN: US2515A0MH31

Relevant Dates

Offering Period	:	January 3, 2008 – January 24, 2008 at 2:00 pm EST
Trade Date	:	January 24, 2008
Issue Date	:	January 29, 2008 (Trade Date plus three Business Days)
Maturity Date	:	January 29, 2013 (Issue Date plus five years)



5 Year Inflation-Linked Notes due January 29, 2013

Indicative Terms

Sample Structure:
- **Issuer:** Deutsche Bank AG, London Branch (Aa1,AA)†
- **Underlying Rates:** CPI (Urban, Non-Seasonally Adjusted)
- **Maturity:** 5 years
- **Interest Rate:**
  Year 1   1-Month USD LIBOR + 1.00%
  Years 2 - 5   Inflation-Linked Interest Rate *times* Multiplier
- **Payment Dates** Monthly, 30/360, unadjusted

Positioning:
- Investor is guaranteed to receive monthly interest payments of 1-month USD LIBOR + 1.00% for the first year. Thereafter, the investor receives monthly interest payments equal to the year-over-year change in CPI times the Multiplier (between 1.15 and 1.35, to be set on the Trade Date).
- Over the last five decades, US inflation has gone through several trends. Inflation remained subdued throughout the fifties and early sixties, then spiked to double digit levels during the stagflation era of the late seventies and early eighties, before subsiding through the nineties.
- Year-over-year change in headline CPI reported in December 2007 was 4.31% for November 2007. The year-over-year change in core CPI, which excludes food and energy, was reported at 2.3% for November 2007, near the upper bound of the Fed's implicit comfort band of 1% - 2% on core inflation.
- According to economic theory, there can be a tradeoff between inflation and growth. When inflation is high, the Fed typically tightens borrowing conditions, slowing the economy. Conversely, expectations of a downturn might prompt the Fed to begin easing borrowing conditions, risking a rise in inflation. The Federal Open Market Committee has reduced the Fed Funds rate by 1% in the last three months, despite continued inflation readings at the top of its implied comfort zone.





*Past results do not indicate future performance

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†   A credit rating is not a recommendation to buy, sell or hold the notes, and may be subject to revision at any time by the assigning rating agency.



What is the Consumer Price Index?

The Consumer Price Index is a measure of the average change over time in the prices paid by consumers for a representative basket of consumer goods and services. The items contained in the basket of goods and services are assigned weights according to the market expenditure of a typical household and fall into eight major categories:

Category	Examples
Food and beverages	Cereal, milk, chicken, wine
Housing	Rent, owner's equivalent rent, fuel oil, furniture
Apparel	Shirts, sweaters, dresses, jewelry
Transportation	Cars, airfare, gasoline
Medical care	Prescription drugs, physicians' services
Recreation	TV's, pets, pet food, sports equipment
Education and communication	College tuition, postage, phone service, computers
Other goods and services	Tobacco, haircuts

The period 1982-1984 is known as the base period. The index value 100 represents the average price for goods and services during this 3-year period. All subsequent index values are relative to the base period. For example, in March 2006, the CPI set just under 200, meaning that in that month the basket cost twice as much to buy than it did during the base period.

The Bureau of Labor Statistics releases several CPI metrics each month. The most commonly used index, and the index used for these notes, is the CPI for All Urban Consumers, non-seasonally adjusted. Additional information on this index and historical settings can be found on Bloomberg by typing CPURNSA Index <Go>, or on the website of the Bureau of Labor Statistics at http://www.bls.gov/cpi/.

Upside Scenario:
- Inflation rises, and so investors receive monthly interest payments corresponding to a participation of 115% -135% (to be determined on the Trade Date) of the year-over-year change in CPI, offsetting some of the effects of inflation on a client's assets.

Downside Scenario:
- The notes are principal protected. Although in the event of deflation the notes may pay no interest payment after the first year, Investor will always receive a payment at maturity equal to the principal amount of the notes, subject to Issuer credit risk.



Selected Risk Considerations

Risk Considerations:

- In the event of deflation, the notes may not pay interest after the first year.
- Liquidity and Market Risk — The Notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.
- Credit Risk — Investors are assuming the credit risk of the issuer.

Hypothetical Analysis for an Interest Period:

The Coupon on the notes during the first year will be 1-Month USD LIBOR + 1.00%. Thereafter, the Coupon for each Interest Period will be calculated by multiplying the year-over-year return of the CPI by the Multiplier which will be set on the Trade Date and will be between 1.15 and 1.35.

Presented below are examples of hypothetical Coupon for the Interest Period beginning one year from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the CPI could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below are for the Interest Period paying in February 2009. The year-over-year Inflation-Linked Interest Rate will be calculated based on the index settings from November 2007 (CPI_{-15}) and November 2008 (CPI_{-3}). Accordingly, CPI_{-15} for this interest payment is 210.177. The examples assume a Multiplier of 1.25.

Example 1: CPI for November 2008 is 223.00.
Inflation-Linked Interest Rate = (223.00 - 210.177) / 210.177 = 6.10%
Coupon per annum = 6.10% x 1.25 = **7.63%**

Example 2: CPI for November 2008 is 218.00.
Inflation-Linked Interest Rate = (218.00 - 210.177) / 210.177 = 3.72%
Coupon per annum = 3.72% x 1.25 = **4.65%**

Example 3: CPI for November 2008 is 210.00.
Inflation-Linked Interest Rate = (210.00 - 210.177) / 210.177 = -0.08%
Coupon per annum = -0.08% x 1.25 = -0.10%, subject to the minimum interest rate of **0.00%**



Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of December 27, 2007. These prices reflect an estimate of the value of the notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective duration is the measure of responsiveness of the hypothetical mid-market prices of the notes to fluctuations in the level of interest rates. Hypothetical Analysis results will be different at different points in time during the term of the notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the notes. Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their notes at such prices, or at any prices, at any time during the term of the notes.

Parallel Shift: The table below illustrates changes in effective duration and hypothetical mid-market prices of the notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on December 27, 2007 by the number of basis points specified below. A parallel shift in the entire USD swap curve will affect the mid-market price of the notes even though the CPI index and, therefore, the Interest Rate payable on the notes for the relevant Interest Period, may remain unchanged.

Parallel Shift									
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	3.58	3.52	3.46	3.41	3.35	3.30	3.24	3.19	3.14
Estimated Mid-Market Price	103.47	102.58	101.71	100.85	100.00	99.17	98.36	97.55	96.76

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 295, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 295 or this document if you so request by calling toll-free 1-866-620-6443.

NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY